Exhibit 99.1

SHORE GOLD INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Reporting Issuer:

Shore Gold Inc.
300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2.	Date of Material Change:

March 31, 2006

3.	News Release:

On March 31, 2006, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4.	Summary of Material Change:

Kenneth E. MacNeill, President and CEO of Shore Gold Inc. (“Shore”) announced that the Court of Queen's Bench for Saskatchewan has reached a decision in favor of Shore, Kensington Resources Ltd., Cameco Corporation and UEM Inc. in the previously- announced action commenced by De Beers Canada Inc. (“De Beers”) (the “Parties”).

5.	Full Description of Material Change:

See press release attached as Schedule A to this Material Change Report for a full description of the material change.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information:

No material information has been omitted from this report.

8.	Executive Officer:

For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202.

9.	Date of Report

Dated at Saskatoon, Saskatchewan, this 31st day of March, 2006.

SCHEDULE A

Stock Symbol: SGF: TSX	March 31, 2006
SHORE GOLD INC.	Saskatoon, Saskatchewan

Court Dismisses De Beers Claim

Kenneth E. MacNeill, President and CEO of Shore Gold Inc. (“Shore”) announced that the Court of Queen's Bench for Saskatchewan has reached a decision in favor of Shore, Kensington Resources Ltd., Cameco Corporation and UEM Inc. in the previously-announced action commenced by De Beers Canada Inc. (“De Beers”) (the “Parties”). De Beers had sought a declaration that the previously-announced Voting Agreement relating to the Fort a la Corne Joint Venture ("FALC JV") was void as well as an injunction to restrain the defendants from holding a Management Committee meeting of the FALC JV at which a vote is to be taken, or to restrain the defendants from using the Voting Agreement in connection with a Management Committee vote.

The Court of Queen's Bench for Saskatchewan dismissed all claims made by De Beers, with costs to the defendants, in a written decision released on March 30, 2006.

As per the terms of an earlier agreement between the Parties, this decision now allows the calling of a meeting of the FALC JV Management Committee to be held no sooner than 10 days after this decision to vote on a program and budget for the 2006 operating year.

Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol “SGF”.

For further information please contact:

Kenneth E. MacNeill, President & CEO or Harvey J. Bay, COO & CFO at (306) 664-2202

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